                          April 13, 2017

VIA EDGAR

Ms. Christine Westbrook

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	GlaxoSmithKline plc GlaxoSmithKline Capital Inc. GlaxoSmithKline Capital plc Registration Statement on Form F-3 (File No. 333-217125)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, GlaxoSmithKline plc, GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc (together, the “Registrants”) hereby request that the effectiveness of the above-captioned Registration Statement be accelerated to 9:00 a.m. (Eastern Daylight Time) on Tuesday, April 18, 2017, or as soon thereafter as practicable.

In connection with this request, the Registrants acknowledge to the U.S. Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

Very truly yours,

GLAXOSMITHKLINE PLC

By: /s/ Simon Dingemans

Name:     Simon Dingemans

Title:        Chief Financial Officer and Executive Director

GLAXOSMITHKLINE CAPITAL INC.

By: /s/ Simon Dingemans

Name:     Simon Dingemans

Title:       President

GLAXOSMITHKLINE CAPITAL PLC

By: /s/ Simon Dingemans

Name:     Simon Dingemans

Title:       Director